

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 5, 2012

<u>Via E-mail</u>
Bryan R. Martin
Chief Executive Officer
8x8, Inc.
810 West Maude Avenue
Sunnyvale, CA 94085

      Re: 8x8, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2012
              Filed May 24, 2012
              File No. 000-21783

Dear Mr. Martin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Celeste M. Murphy for

                                  Larry Spirgel
                                  Assistant Director